                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2000


                                   Sopheon plc
          ------------------------------------------------------------
                 (Translation of registrant's name into English)



                      Stirling House, Surrey Research Park
                            Guildford Surrey GU2 5RF
                                 United Kingdom
          ------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F    X           Form 40-F
                                 -------                  -------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                  No        X
                                 -------                -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

FOR IMMEDIATE RELEASE                                          18 September 2000


                                   SOPHEON PLC

               INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2000

Sopheon plc ("Sopheon"), the international knowledge management software, services and content group, announces its unaudited interim results for the six months to 30 June 2000. Sopheon has operations in the UK, USA and the Netherlands; its shares are traded on AIM in London and on the Euro.NM in Amsterdam.

HIGHLIGHTS :

- Revenues increase six-fold to L3.1m (1999: L506,000). EBITDA losses for the period were L2.4m (1999: L649,000).

- Completion of the $35m (L24m) acquisition of Teltech Resource Network Corporation, a leading US business-to-business research portal and provider of knowledge management services.

- L20 million share placing to support acquisition strategy and accelerate business development on both sides of the Atlantic.

- Full contribution to revenue and successful integration of AppliedNet which was acquired in late November 1999.

- Major teaching hospitals go live with Sopheon healthcare solution and place order to enhance system further with the development of Evidence Monitor software.

- Good commercial progress with UK public sector and media clients with substantial orders to supply, develop and implement knowledge portal software.

- Strategic partnership with Product Development Institute to create leading-edge Stage-Gate-TM- new product development process software solution.

- Management organisation strengthened including the appointment of Andy Michuda as CEO.

- Share listing strategy review includes an objective of obtaining a listing in North America.

-        ON OUTLOOK, CHAIRMAN, BARRY MENCE SAID;

         "DURING THE PAST 10 MONTHS WE HAVE BROUGHT TOGETHER THREE COMPANIES AND RAISED WORKING CAPITAL TO SUPPORT THE DEVELOPMENT OF SOPHEON'S BUSINESS IN NORTH AMERICA, THE UK AND CONTINENTAL EUROPE. WE RECOGNISE THE CHALLENGES THAT LIE AHEAD FOR SOPHEON AND FIRMLY BELIEVE THAT THE GROUP IS WELL POSITIONED AND EQUIPPED TO MEET THEM. WE VIEW THE FUTURE WITH CONFIDENCE AND OPTIMISM."

--------------------------------------------------------------------------------

FOR FURTHER INFORMATION CONTACT :

BARRY MENCE, CHAIRMAN     SOPHEON PLC                 TEL : + 44 (0)1483-883000
ARIF KARIMJEE, CFO        SOPHEON PLC                 TEL : + 44 (0)1483-883000
STEVE LIEBMANN            BUCHANAN COMMUNICATIONS     TEL : + 44 (0)207-466-5000
TERRY DAVIDSON            EUROCOMMUNICATIONS GROUP    TEL : + 32 (0)2 640 92 07

                                           SOPHEON INTERIM RESULTS 2000 / PAGE 2


                              CHAIRMAN'S STATEMENT

INTRODUCTION

The year to date has been eventful with substantial progress made towards our objective of becoming a major global company in the emerging knowledge management market. During the first half year, AppliedNet, acquired in late November 1999, has been successfully integrated into the group. In early March, the proposed acquisition of Teltech Resource Network Corporation ("Teltech") was announced; following registration of Sopheon's shares with the Securities Exchange Commission at the end of August, this acquisition was completed on 15 September 2000.


RESULTS AND  FINANCE

In line with expectations, revenue for the six months to 30 June 2000 showed an increase of 600% to L3.1 million (1999: L506,000) and included a full contribution from AppliedNet. The loss on an EBITDA basis (earnings before interest, tax, depreciation and amortisation) was L2.4 million (1999: L649,000). The loss per share was 9.9p (1999 : 3.4p).

On an illustrative combined basis, the revenue for the enlarged group of Sopheon including Teltech for the same period would have been L8.6 million.

In March L20 million was raised through the placing of 2,500,000 new ordinary shares to support our acquisition strategy in the USA and to further strengthen our working capital base, primarily to accelerate our sales and marketing effort on both sides of the Atlantic. This successful fund raising has resulted in a number of existing investors enlarging their holding in Sopheon and in a further number of institutions becoming new shareholders in the Group. Accordingly, cash and short term deposits were L23.3 million at 30 June.


BUSINESS DEVELOPMENT

Following the recent completion of the Teltech acquisition, Sopheon has significant operations in each of the UK, USA and the Netherlands with over 250 employees worldwide. Teltech brings complementary products and services as a knowledge management and research services company based in Minneapolis, USA. Teltech was founded in 1984, with the current management being appointed in 1997. Teltech has made a substantial investment in the development of its knowledge portal technologies, used to deliver its products and services to customers and launched into the market as Teltech.com in 1999. Teltech has a `blue chip' client base which includes half of the Fortune 500 companies.

The final net consideration payable for the Teltech acquisition is $35 million (L24 million) using a price per Sopheon share of $7.95, a computed average based on a formula in the merger agreement. $15 million (L10 million) of the total consideration is in cash with the remainder to be satisfied by the allotment of
2.1 million ordinary 5p shares, and the grant of 0.75 million options over ordinary 5p shares with a combined exercise price of $2.4 million (L1.6 million).

Having successfully integrated AppliedNet, the period between announcing and completing the acquisition of Teltech has been used to plan its integration within the enlarged group. We expect these plans to be implemented smoothly and quickly.

                                           SOPHEON INTERIM RESULTS 2000 / PAGE 3


The commercial development of the business has continued to progress with a number of achievements in the period. Our customer group of major teaching hospitals in the Netherlands have gone live with Sopheon's healthcare solution and we are also pleased to announce further business to enhance the system with the development of Evidence Monitor software, an automated agent to read and forward relevant information to support evidence-based medicine. The production of content is well under way and should be available to other hospitals during this October; we expect further hospitals to take our system in the near future. Our prospect list includes healthcare organisations in Holland, Germany, the UK and North America.

Good commercial success has also been achieved within parts of the UK public sector and with a number of substantial media clients to supply, develop and implement the knowledge portal software for which Sopheon is recognised increasingly.


TELTECH RECENT DEVELOPMENTS

In recent months, Teltech has invested heavily in the expansion of its sales organisation to support solutions-selling strategies aimed at selected vertical markets, doubling the company's sales coverage across North America. Meanwhile, the market continues to show good acceptance of Teltech's research and consulting services. Earlier this year, one of the world's largest `high-tech' industrial and consumer product manufacturers adopted Teltech's research portal as its corporate information-services solution. More recently, both a leading chemical company and a multi-national food manufacturer deployed the portal for organisation-wide use. In June, Teltech's research solution was awarded CHIEF INFORMATION OFFICER magazine's prestigious international Web Business 50/50 award as a premier online site. In another development, Teltech will soon begin market testing an Internet site that enables open, transactional access to the company's renowned network of technical and industry experts by potential users around the globe. The service is due to be introduced later this year.

Teltech's consulting group continues to be acknowledged for its industry-leading best practices in the design and development of knowledge management solutions. The company's panel of experts recently completed a sophisticated content taxonomy that will serve as a structural framework for the extranet of one of the world's top IT research firms. Teltech was recognized in July by KM World magazine as one of the "100 Companies That Matter" in knowledge management.


PRODUCT DEVELOPMENT

Our product development efforts are focused on bringing the next generation of our industry-specific knowledge management business solutions to market in the Healthcare, High Technology Manufacturing and Life Sciences sectors.

In the future, Sopheon's business solutions will draw upon the foundation of our integrated set of software and technology comprising Sopheon Composer, Modeler, Terms, Agents and Publisher as well as Teltech's portal technology with its e-business credentials. Our strategy remains the development and sale of packaged business solutions, based on our software foundation, geared to enabling companies to make better decisions and improve their business processes by helping them structure, capture and share information. These knowledge management solutions will be tailored to vertical markets with industry specific content; our improved expertise in knowledge management services will enrich the pre-sales, specification and implementation processes.

New versions and enhancements to our healthcare solution will be released by year-end and the first release of our Stage-Gate Manager product (see below) is scheduled for the first quarter of 2001.

                                           SOPHEON INTERIM RESULTS 2000 / PAGE 4


BUSINESS PARTNERSHIPS

We are committed to developing a number of long term, strong and profitable business partnerships, and we are confident that our recently announced partnership with the Ontario-based Product Development Institute ("PDI") will fulfil this potential.

The partnership will focus initially on the development of a complete, integrated set of tools, research capabilities and knowledge management software solutions that will serve as the backbone of a company's product development process and dramatically boost new product success rates. The solution will be based on PDI's world-renowned Stage-Gate process, which is presently used in some form by an estimated 70% of technology-driven companies in North America and many companies in Europe, and will be built and delivered using Sopheon's software technologies together with its research and knowledge management capabilities. For companies already using the Stage-Gate process, or for those without an established product development process, the Sopheon/PDI offering will constitute an easily adoptable, turnkey solution which will convert the process from paper to computer.

This strategic relationship between Sopheon and PDI is important for a number of reasons including the significant business opportunity this relationship represents. It is also an excellent illustration of the potential power of the synergy between Sopheon's software technologies and Teltech's research and knowledge management competencies that typifies the benefits we perceive from the merger of the two organisations.

Other business partnerships and potential strategic alignments are under discussion and progress should be reported in due course.


BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT TEAM

The completion of the acquisition of Teltech marks a substantial increase in the size of the business. We have taken this opportunity to change the structure of the group's management to provide for future growth and to accelerate progress towards standards of corporate governance appropriate to an international quoted company. This new structure comprises a Sopheon plc Board with at least half its directors being non-executive together with an Executive Management Board responsible for operations.

To this end it gives me great pleasure to announce that Andy Michuda, until now CEO of Teltech, will be appointed as Chief Executive Officer of the enlarged Group and will also be joining the Board as an executive director with immediate effect. Joe Shuster, the founder and Chairman of Teltech, will be joining the Board of Sopheon as a non-executive director at the same time. These two North American appointments reflect the importance placed upon the development of our business in the United States. Our longer-term objective is to have a balanced group of non-executives from both sides of the Atlantic.

Jack Johnson, the Chief Operating Officer and Vice President of Teltech, is becoming CEO and President of Sopheon Corporation in the United States; Craig Robinson, currently Sales Director of Sopheon in Europe, is becoming the COO and Vice President of European operations. Huub Rutten, Director of Research and Design, and James Macfarlane, Business Development Director, will be stepping off the Board to allow them to focus on their expanded roles within the executive management team.

On the completion of the merger with Teltech, Richard Maddocks, COO and Managing Director of Sopheon, and Hans Coltof, non-executive Director, will stand down from the board. I would like to thank both Hans and Richard for their significant contributions during the early phase of Sopheon's development.

                                           SOPHEON INTERIM RESULTS 2000 / PAGE 5


Sopheon's  Board of Directors will therefore become :
Barry Mence                Chairman
Andy Michuda               Chief Executive Officer
Arif Karimjee              Chief Financial Officer and Secretary
Mike Brooke (UK)           non-executive director
Stuart Silcock (UK)        non-executive director
Joe Shuster (USA)          non-executive director


OUTLOOK FOR 2000 AND BEYOND

During the past 10 months we have brought together three companies and raised the working capital with which we will develop Sopheon's business in North America, the UK and continental Europe. The enlarged Group, with its combined offering of software, expertise and content, has much to prove before it can claim that it has really arrived. We aim to complete rapidly the integration of our technologies in the coming months, at the same time as marshalling our enlarged sales force with the objective of achieving a substantial volume of sales during 2001. Profitability will then become the major objective and we expect to make progress towards that goal during 2001.

As these volume sales begin to take shape during 2001 we plan to make further acquisitions, as previously indicated, in additional geographic locations. To further accelerate our progress we are also looking to strategically align Sopheon with one or two substantial organisations. These developments should further contribute to the development of Sopheon as we drive toward our objective of becoming a truly global business in the rapidly developing Knowledge Management Industry.

We are currently reviewing our overall listing strategy and it remains one of our key objectives to have a listing in North America in due course. This would enable us to better service our newly acquired North American shareholder base as well as giving Sopheon a higher profile in the US, assisting us in accelerating the development of the business.

The year 2000 has seen extreme volatility in financial markets - especially within the TMT sector; Sopheon's shares have not escaped this volatility. As a relatively young company we are well aware of the concern and frustration this can give to shareholders and I would like to thank everybody for their support and patience during these times. It remains our number one objective to reward all of our shareholders in the longer term.

Your Board recognises the challenges that lie ahead for Sopheon and firmly believes that the Group is well positioned and equipped to meet them. We view the future with confidence and optimism.


BARRY MENCE                                                    18 SEPTEMBER 2000
EXECUTIVE CHAIRMAN


CAUTIONARY STATEMENT UNDER U.S. SECURITIES LAWS.
Sopheon has made forward-looking statements in this press release, including statements about the benefits of the acquisition of Teltech; financial results; product development plans; the potential benefits of business relationships with third parties and business strategies. These statements about future events are subject to risks and uncertainties that could cause Sopheon's actual results to differ materially from those that might be inferred from the forward-looking statements. Sopheon can make no assurance that any forward-looking statements will prove correct. A description of the risk factors that could negatively affect Sopheon's future performance is contained in Sopheon's Form F-4 Registration Statement on file with the U.S. Securities and Exchange Commission.

                                           SOPHEON INTERIM RESULTS 2000 / PAGE 6


         GROUP PROFIT AND LOSS ACCOUNT FOR THE 6 MONTHS TO 30 JUNE 2000
                                  (UNAUDITED)

                                                                                                           RESTATED
                                                                                      6 MONTHS             6 MONTHS
                                                                                    TO 30 JUNE           TO 30 JUNE
                                                                                          2000                 1999
                                                                                         L'000                L'000
TURNOVER                                                                                 3,098                  506
Cost of sales                                                                           (1,922)                (390)
                                                                                   ---------------      ---------------

GROSS PROFIT                                                                             1,176                  116
Administrative, research and development, and distribution expenses                     (3,583)                (709)
Amortisation of goodwill                                                                (1,414)                  (8)
                                                                                   ---------------      ---------------

OPERATING LOSS                                                                          (3,821)                (601)
Bank interest receivable                                                                   513                   12
Interest payable and similar charges                                                       (79)                 (68)
                                                                                   ---------------      ---------------

LOSS ON ORDINARY ACTIVITIES BEFORE AND AFTER TAXATION                                   (3,387)                (657)
                                                                                   ===============      ===============

Loss per share-basic and diluted                                                        (9.9p)               (3.4p)

LOSS ON AN EBITDA BASIS                                                                 (2,407)                (649)
                                                                                   ===============      ===============


                    STATEMENT OF RECOGNISED GAINS AND LOSSES

                                                                                                           RESTATED
                                                                                      6 MONTHS             6 MONTHS
                                                                                    TO 30 JUNE           TO 30 JUNE
                                                                                          2000                 1999
                                                                                         L'000                L'000
LOSS FOR THE FINANCIAL YEAR                                                             (3,387)                (657)
Exchange difference on retranslation of net assets of subsidiary undertakings
                                                                                            59                  (80)
                                                                                   ---------------      ---------------

TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE PERIOD                                (3,328)                (737)

Prior year adjustment                                                                        -                 (373)
                                                                                   ---------------      ---------------

TOTAL RECOGNISED GAINS AND LOSSES RECOGNISED SINCE ANNUAL REPORT                        (3,328)              (1,110)
                                                                                   ===============      ===============

                                           SOPHEON INTERIM RESULTS 2000 / PAGE 7


                     GROUP BALANCE SHEET AS AT 30 JUNE 2000
                                   (UNAUDITED)

                                                                                                           RESTATED
                                                                                         AS AT                AS AT
                                                                                       30 JUNE              30 JUNE
                                                                                          2000                 1999
                                                                                         L'000                L'000
FIXED ASSETS
Goodwill                                                                                 6,968                  158
Tangible assets                                                                            598                  167
                                                                                   ---------------      ---------------
                                                                                         7,566                  325
CURRENT ASSETS
Debtors                                                                                  3,306                  314
Cash and short term deposits                                                            23,296                  319
                                                                                   ---------------      ---------------
                                                                                        26,602                  633

CREDITORS: amounts falling due within one year                                           3,810                  484
                                                                                   ---------------      ---------------

NET CURRENT ASSETS/(LIABILITIES)                                                        22,792                  149
                                                                                   ---------------      ---------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                                   30,358                  474

CREDITORS: amounts falling due after more than one year                                     40                1,571
                                                                                   ---------------      ---------------

                                                                                        30,318               (1,097)
                                                                                   ===============      ===============
CAPITAL AND RESERVES
Called up share capital                                                                  4,648                3,846
Shares to be issued                                                                         10                   15
Share premium account                                                                   37,969                2,643
Profit and loss account                                                                (12,309)              (7,602)
                                                                                   ---------------      ---------------

SHAREHOLDERS' FUNDS (ALL EQUITY INTERESTS)                                              30,318               (1,098)
                                                                                   ===============      ===============

                                           SOPHEON INTERIM RESULTS 2000 / PAGE 8




      STATEMENT OF CASH FLOWS FOR THE 6 MONTHS TO 30 JUNE 2000 (UNAUDITED)

                                                                                                           RESTATED
                                                                                      6 MONTHS             6 MONTHS
                                                                                    TO 30 JUNE           TO 30 JUNE
                                                                                          2000                 1999
                                                                                         L'000                L'000
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                                              (4,197)                (770)

Return on investment and servicing of finance                                              433                  (55)

Capital expenditure and financial investment                                              (837)                 (10)

Management of liquid resources                                                         (15,500)                 402

Financing                                                                               20,146                  481
                                                                                   ---------------      ---------------

INCREASE/(DECREASE) IN CASH EXCLUDING SHORT TERM DEPOSITS                                   45                   48

Increase/(decrease) in short term deposits                                              15,500                 (402)
                                                                                   ---------------      ---------------

INCREASE/(DECREASE) IN CASH INCLUDING SHORT TERM DEPOSITS                               15,545                 (354)
                                                                                   ===============      ===============

                                           SOPHEON INTERIM RESULTS 2000 / PAGE 9


NOTES

EARNINGS PER SHARE

The calculation of basic loss per ordinary share is based on a loss of L3,387,000 (1998 L657,000 as adjusted), and 34,097,689 (1998: 19,081,962)
ordinary shares, being the weighted average number of ordinary shares in issue during the period. The effect of all potential ordinary shares is antidilutive in 1998 and 1999.

PRIOR YEAR ADJUSTMENT

Historically, development expenditure incurred for specific products was capitalised when its future recoverability could reasonably have been regarded as assured, and amortised in line with the expected future sales from the related product, to a maximum of 5 years. Following the acquisition of Appliednet Limited in 1999 and subsequent harmonisation of group accounting policies, all such expenditure is now written off as incurred. The effect of changing this policy has been reflected by way of a prior year adjustment to the 1998 financial statements of the group.

ACQUISITION OF TELTECH

Included within debtors is L1,264,000 due from Teltech Resource Network Corporation (Teltech), a US based company which the group is in the process of acquiring. Included within revenues is approximately L218,000 relating to pre-acquisition sales to Teltech. The cash consideration and costs arising on completion of this acquisition are anticipated to be of the order of L10,000,000.

CONVERTIBLE LOAN STOCK

Included within creditors due within one year is L1,571,000 of Convertible Loan Stock held by three of the company's shareholders. This loan stock was converted into ordinary shares on 31 July 2000.

INTERIM REPORT

The Interim Report will be posted to shareholders shortly and will also be available from Sopheon's registered office at Stirling House, Surrey Research Park, Guildford, Surrey GU2 5RF.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


                                                     Arif Karimjee
                                 ----------------------------------------------
                                                     (Registrant)

Sept. 18, 2000                                  /s/ Arif Karimjee
---------------------            ----------------------------------------------
       Date                                          (Signature)*

                                                    Group Finance Director

    * Print the name and title of the signing officer under his/her signature.